CODEXIS, INC.

200 Penobscot Drive

Redwood City, CA 94063

April 19, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549-6010

Attention:	Pamela A. Long, Assistant Director
Hagen Ganem
Dietrich King
Tracey McKoy
Al Pavot

Re: Codexis, Inc.
Registration Statement on Form S-1 (Registration No. 333-164044)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-164044) (the “Registration Statement”) of Codexis, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Washington, D.C. time, on April 21, 2010, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Gregory Chin at (650) 463-3078.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

CODEXIS, INC.

By:	/s/ Douglas T. Sheehy
Douglas T. Sheehy

cc:	Alan Shaw, Codexis, Inc.

John A. Fore, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael S. Russell, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Patrick A. Pohlen, Latham & Watkins LLP

Gregory Chin, Latham & Watkins LLP